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                              September 14, 2022

       Joseph Babiak
       Chief Executive Officer
       Growth Stalk Holdings Corp
       11991 N Highway 99
       Seminole, OK 74868

                                                        Re: Growth Stalk
Holdings Corp
                                                            Post Qualification
Amendment No. 1 to Offering Statement on Form 1-A
                                                            Filed September 6,
2022
                                                            File No. 024-11847

       Dear Mr. Babiak:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post Qualification Amendment No. 1 to Offering Statement on Form 1-A filed September 6,
       2022

       1-A: Item 2. Issuer Eligibility, page 1

   1. We note that you have checked the issuer eligibility box in Item 2 of Part I of this filing;
                                                        however, you have not
filed with the Commission all reports required to be filed pursuant to Rule 257. Namely,
you have not filed quarterly reports under the Exchange Act since the filing of your Form
8-A on June 21, 2022. Therefore, it does not appear that you are eligible to avail
yourself of an exemption from registration pursuant to Regulation A at this time. Please amend
your filing to include all required financial information and separately file the
delinquent reports. Refer to Exchange Act Rule 13a-13 and the guidance provided in
Securities Act Rules Compliance and Disclosure
                                                        Interpretation 182.23.
 Joseph Babiak
FirstName LastNameJoseph
Growth Stalk Holdings CorpBabiak
Comapany 14,
September NameGrowth
              2022     Stalk Holdings Corp
September
Page 2    14, 2022 Page 2
FirstName LastName
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Frederick M. Lehrer, Esq.